Rule 424(b)(3)

File No. 333-50509

PROSPECTUS SUPPLEMENT

To Prospectus Dated August 12, 1998

This prospectus supplement provides supplemental information to the Prospectus concerning Selling Shareholders. On page 16 of the Prospectus, the discussion under the caption “Selling Shareholders” is supplemented as follows:

SELLING SHAREHOLDERS

The following table sets forth certain revised information for some of the Selling Shareholders and adds additional Selling Shareholders, as follows: the names of such Selling Shareholders and (i) the number of shares of common stock beneficially owned by each such Selling Shareholder, (ii) the maximum number of shares of common stock which may be offered by this Prospectus for the account of each such Selling Shareholder, and (iii) the amount and percentage of common stock that would be owned by each Selling Shareholder after completion of the offering, assuming the sale of all of the common stock which may be offered by this Prospectus.

Name of Selling Shareholder	Shares Owned Prior to Offering(1)	Shares Offered By This Prospectus(2)	Shares Owned After Offering	% of All Outstanding Common Stock After Offering (3)
Donald J. McNamara (4)	776,000 (5)	751,283	24,717	0.0%
Malakoff Land & Cattle Company (6)	16,184	16,184	0	0.0%
Donald J. and Joan P. McNamara Foundation (7)	24,000	24,000	0	0.0%
McNarosa Foundation (8)	14,000	14,000	0	0.0%

____________________________

(1)	Beneficial ownership as of May 1, 2006, based upon information provided by the Selling Shareholders.
(2)

Assumes the sale of all shares of common stock registered pursuant to this Prospectus, although the Selling Shareholders are under no obligation known to FelCor to sell any shares of common stock at this time.

(3)	Based on 60,893,671 shares of FelCor common stock outstanding on May 1, 2006.
(4)	Donald J. McNamara is, and has been since July 1998, a director of FelCor. From July 1998 until February 2006, he also served as the Chairman of the Board of Directors of FelCor.
(5)

Includes 250 shares of common stock held by his IRA and 667 shares of common stock held by his Self Employer Plan. Excludes (i) 16,184 shares held by Malakoff Land & Cattle Company, which holds the shares for the benefit of certain members of his family, (ii) 24,000 shares held by the Donald J. and Joan P. McNamara Foundation, a charitable foundation, and (iii) 14,000 shares held by the McNarosa Foundation, a charitable foundation. See footnotes 6-8 below for further information regarding these holdings.

(6)

Kevin McNamara, the brother of Donald J. McNamara, is the Trustee of Malakoff Land & Cattle Company, which is the registered holder of 16,184 shares of FelCor common stock. Kevin McNamara is deemed to be the beneficial owner of these shares and, as Trustee of Malakoff Land & Cattle Company, has sole voting and disposition power of these shares. Malakoff Land & Cattle Company holds these shares for the benefit of certain members of Donald J. McNamara’s family. Donald J. McNamara does not have investment control over the shares held by Malakoff Land & Cattle Company and disclaims any beneficial ownership of these shares.

(7)

The Donald J. and Joan P. McNamara Foundation is a charitable foundation of which Donald J. McNamara is the sole member, Chairman, President and Trustee. Mr. McNamara disclaims any beneficial ownership of these shares.

(8)	The McNarosa Foundation is a charitable foundation of which Donald J. McNamara is the Chairman, President and a Trustee. Mr. McNamara disclaims any beneficial ownership of these shares.

The foregoing table has been revised to reflect transfers by gift from Donald J. McNamara of (i) 24,000 shares of FelCor common stock to the Donald J. and Joan P. McNamara Foundation, and (ii) 14,000 shares of FelCor common stock to the McNarosa Foundation. As a result of these transfers, the Donald J. and Joan P. McNamara Foundation and the McNarosa Foundation have been added in the foregoing table as Selling Shareholders, and the interests owned by Donald J. McNamara have been adjusted. Mr. McNamara is, and has been since July 1998, a member of the Board of Directors of FelCor. In addition, he served as FelCor’s Chairman of the Board of Directors from July 1998 until February 2006.

Prospectus Supplement

Dated May 9, 2006